EXHIBIT 99.7

PURCHASES BY FOSUN INTERNATIONAL OF FOCUS MEDIA ADSs

SINCE THE FILING OF AMENDMENT NO. 5 TO THE ORIGINAL 13D

Trade Date	Number of ADSs	Number of Underlying Ordinary Shares	Price Per ADS (excluding commissions) (US$)
2009-2-20	168,700	843,500	7.0805
2009-2-23	344,013	1,720,065	7.2084
2009-3-17	100	500	5.5000
2009-3-18	138,400	692,000	5.8402
2009-3-19	360,000	1,800,000	5.7231
2009-3-20	200,000	1,000,000	5.7278
2009-3-24	1,471,000	7,355,000	6.6342
2009-3-25	573,900	2,869,500	6.5273